

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 28, 2016

<u>Via E-Mail</u>
Mr. John G. Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

>   **Re: Amyris, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 23, 2016**
>   **File No. 333-215318**

Dear Mr. Melo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 with any questions.

>   Very truly yours,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director
>   Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
       Gordon K. Davidson, Esq.
       Daniel J. Winnike, Esq.

Fenwick & West LLP
801 California Street
Mountain View, CA 94041